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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Elite Information Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

28659M106

(CUSIP Number)

Steven O. Todd
10700 Sikes Place, Suite 345
Charlotte, North Carolina 28277

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28659M106

1.	Name of Reporting Person: William G. Seymour		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 445,622

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 445,622

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 445,622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 28659M106

1.	Name of Reporting Person: Roger Noall		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 45,100

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 45,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 28659M106

1.	Name of Reporting Person: Christopher K. Poole		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 242,249

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 242,249

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 242,249

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 28659M106

1.	Name of Reporting Person: Alan Rich		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 11,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): .1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 28659M106

1.	Name of Reporting Person: David A. Finley		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 87,666

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 87,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 28659M106

1.	Name of Reporting Person: Arthur G. Epker, III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 11,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 11,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): .1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 28659M106

1.	Name of Reporting Person: PAR Investment Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,220,300

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,220,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,220,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.5%

14.	Type of Reporting Person (See Instructions): PN

Item 1. Security and Issuer.

     This statement on Schedule 13D (this “Statement”) is filed with respect to shares of Common Stock, $.01 par value per share (“Common Stock”), of Elite Information Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5100 West Goldleaf Circle, Suite 100, Los Angeles, California 90056.

Item 2. Identity and Background.

     This Statement is filed by David A. Finley, Roger Noall, Christopher K. Poole, Alan Rich, William G. Seymour, Arthur G. Epker, III and PAR Investment Partners, L.P. (collectively, the “Filing Persons”). Each of the Filing Persons, other than PAR Investment Partners, L.P., is a director of the Issuer.

     David A. Finley is the retired Treasurer of International Business Machines Corporation and is currently a private investor and consultant. His principal address is 21 Bedford Center Road, Bedford Hills, New York 10507. Mr. Finley is a citizen of the United States.

     Roger Noall is a retired executive at KeyCorp and a director of Allegheny Corp., The Victory Portfolios and the Victory Variable Insurance Funds. His principal address is 8231 Bay Colony Drive, Suite 1603, Naples, Florida 34108. Mr. Noall is a citizen of the United States.

     Christopher K. Poole is the Chairman of the Board of Directors of the Issuer and the Issuer’s Chief Executive Officer. His principal business address and the address of the principal office of the Issuer is 5100 W. Goldleaf Circle, Suite 100, Los Angeles, California 90056. Mr. Poole is a citizen of the United States.

     Alan Rich is currently retired, but he provides services as a consultant to Elite Information Systems, Inc., a wholly owned subsidiary of the Issuer (“EIS”) and he is also a non-employee Chairman of EIS. His principal address is 5100 West Goldleaf Circle, Suite 100, Los Angeles, California 90056. Mr. Rich is a citizen of the United States.

     William G. Seymour is the President of PriMax Properties, LLC and a director of First Trust Bank. His principal business address is 1115 East Morehead Street, Charlotte, North Carolina 28204. Mr. Seymour is a citizen of the United States.

     Arthur G. Epker, III is the Vice President of PAR Capital Management, Inc. His principal business address is Suite 1600, One Financial Center, Boston, Massachusetts 02111. Mr. Epker is a citizen of the United States.

     PAR Investment Partners, L.P. (“PIP”) is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, Massachusetts 02111.

     The sole general partner of PIP is PAR Group, L.P. (“PAR Group”), a Delaware limited partnership. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, Massachusetts 02111.

     The sole general partner of PAR Group is PAR Capital Management, Inc. (“PAR Capital”), a Delaware S corporation. The principal business of PAR Capital is to act as the general partner of PAR Group. Its offices are located at Suite 1600, One Financial Center, Boston, Massachusetts 02111.

     Paul A. Reeder, III is the President and sole director of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Frederick S. Downs, Jr. is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Arthur G. Epker, III is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. The business address of Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III is Suite 1600, One Financial Center, Boston, Massachusetts 02111. Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III are all citizens of the United States.

     During the last five years, none of the parties listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected such party to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The information set forth in Item 4 of this Statement is incorporated by reference herein. No funds were used in connection with the execution of the Stockholders Agreement as described herein.

Item 4. Purpose of Transaction.

     On April 2, 2003, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Thomson Corporation, a corporation organized under the laws of Ontario, Canada (“Thomson”) and Gulf Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Thomson (the “Purchaser”). The Merger Agreement provides for the commencement by the Purchaser of a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock of the Issuer at a price of $14.00 per share net to the seller, in cash, subject to the satisfaction of certain conditions set forth in the Merger Agreement. Following the purchase of shares pursuant to the Offer and subject to the conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”).

     As a condition to the execution of the Merger Agreement by Thomson and the Purchaser, the Filing Persons entered into a Stockholders Support Agreement with Thomson and Purchaser dated April 2, 2003 (the “Stockholders Agreement”), pursuant to which each Filing Person agreed, among other things, (i) to tender in the Offer all of his shares of Common Stock, (ii) to grant the Purchaser an irrevocable proxy to vote his Common Stock in favor of the Merger

Agreement and any transactions contemplated thereby, and (iii) not to otherwise transfer any of his Common Stock.

     Pursuant to the Merger Agreement, upon acceptance for payment of, and payment by the Purchaser for, shares of Common Stock pursuant to the Offer and subject to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder, the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Issuer, rounded up to the next whole number, that equals the product of (i) the total number of directors on the Issuer’s Board of Directors, and (ii) the percentage that the number of shares of Common Stock beneficially owned by Thomson and the Purchaser bears to the total number of shares of Common Stock outstanding. The Issuer has agreed to take any actions necessary to cause the designees of Thomson and the Purchaser to be elected or appointed to the Board of Directors, including increasing the number of directors and seeking and accepting resignations of incumbent directors. However, until the effective time of the Merger, there must be at least one director, and the Issuer shall use its reasonable best efforts to ensure there are at least two directors on the Board of Directors of the Issuer who were neither designated by or affiliated with Thomson or the Purchaser nor employed by the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)	(1)	David A. Finley beneficially owns 87,666 shares of Common Stock. On the basis of 7,890,600 shares of Common Stock outstanding, such shares constitute 1.1 percent of the outstanding shares of Common Stock.

	(2)	Roger Noall beneficially owns 45,100 shares of Common Stock. On the basis of 7,890,600 shares of Common Stock outstanding, such shares constitute .6 percent of the outstanding shares of Common Stock.

	(3)	Christopher K. Poole beneficially owns 242,249 shares of Common Stock. On the basis of 7,890,600 shares of Common Stock outstanding, such shares constitute 3.0 percent of the outstanding shares of Common Stock.

	(4)	Alan Rich beneficially owns 11,000 shares of Common Stock. On the basis of 7,890,600 shares of Common Stock outstanding, such shares constitute .1 percent of the outstanding shares of Common Stock.

	(5)	William G. Seymour beneficially owns 445,622 shares of Common Stock. On the basis of 7,890,600 shares of Common Stock outstanding, such shares constitute 5.6 percent of the outstanding shares of Common Stock.

	(6)	Arthur G. Epker, III may be deemed to beneficially own 1,241,300 shares of Common Stock including 10,000 shares of Common Stock owned by Mr. Epker’s wife and 1,220,300 shares of Common Stock owned by PAR Investment Partners, L.P. On the basis of 7,890,600 shares of Common Stock outstanding, such shares constitute 15.7 percent of the outstanding shares of Common Stock. Mr. Epker disclaims beneficial ownership of the shares of Common Stock owned by his wife and PAR Investment Partners, L.P. He beneficially owns 11,000 shares of Common Stock or .1% of the outstanding Common Stock of the Company.

(7)	PAR Investment Partners, L.P. beneficially owns 1,220,300 shares of Common Stock. On the basis of 7,890,600 shares of Common Stock outstanding, such shares constitute 15.5 percent of the outstanding shares of Common Stock.

     (b)  The following table sets forth, with respect to each of the Filing Persons, the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.

	Sole	Shared	Sole Power	Shared Power
Person	Voting Power	Voting Power	to Dispose	to Dispose

David A. Finley	0	87,666	0	87,666
Roger Noall	0	45,100	0	45,100
Christopher K. Poole	0	242,249	0	242,249
Alan Rich	0	11,000	0	11,000
William G. Seymour	0	445,622	0	445,622
Arthur G. Epker, III	0	11,000	0	11,000
PAR Investment Partners, L.P.	0	1,220,300	0	1,220,300

     (c)  The information set forth in Item 4 is incorporated by reference herein. Other than the transactions described in Item 4, there have been no transactions in the Common Stock by the Filing Persons in the last 60 days.

     (d)  The information set forth in Item 4 is incorporated by reference herein.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Item 4 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

(a)	The Stockholders Support Agreement dated as of April 2, 2003, between Thomson, Purchaser and the Filing Persons is filed as Exhibit 99.1 hereto and is incorporated by reference to Exhibit 99.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 3, 2003.

(b)	The Joint Filing Agreement between the Filing Persons dated April 2, 2003 is filed as Exhibit 99.2 hereto.

(c)	The Power of Attorney of David A. Finley dated April 2, 2003, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 99.3 hereto.

(d)	The Power of Attorney of Roger Noall dated April 2, 2003, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 99.4 hereto.

(e)	The Power of Attorney of Christopher K. Poole dated April 2, 2003, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 99.5 hereto.

(f)	The Power of Attorney of Alan Rich dated April 2, 2003, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 99.6 hereto.

(g)	The Power of Attorney of William G. Seymour dated April 2, 2003, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 99.7 hereto.

(h)	The Power of Attorney of Arthur G. Epker, III dated April 2, 2003, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 99.8 hereto.

(i)	The Power of Attorney of PAR Investment Partners, L.P. dated April 2, 2003, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 99.9 hereto.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 14, 2003	/s/ David A. Finley

David A. Finley
by Steven O. Todd, Attorney-in-Fact

Date: April 14, 2003	/s/ Roger Noall

Roger Noall
by Steven O. Todd, Attorney-in-Fact

Date: April 14, 2003	/s/ Christopher K. Poole

Christopher K. Poole
by Steven O. Todd, Attorney-in-Fact

Date: April 14, 2003	/s/ Alan Rich

Alan Rich, by Steven O. Todd, Attorney-in-Fact

Date: April 14, 2003	/s/ William G. Seymour

William G. Seymour
by Steven O. Todd, Attorney-in-Fact

Date: April 14, 2003	/s/ Arthur G. Epker, III

Arthur G. Epker, III
by Steven O. Todd, Attorney-in-Fact

Date: April 14, 2003	PAR INVESTMENT PARTNERS, L.P.
	By:	PAR Group, L.P., General Partner
		By:	PAR Capital Management, Inc., General Partner

/s/ Arthur G. Epker, III

Arthur G. Epker III, Vice President, by Steven O. Todd, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Stockholders Support Agreement dated as of April 2, 2003, between The Thomson Corporation, Gulf Acquisition Corp, David A. Finley, Roger Noall, Christopher K. Poole, Alan Rich, William G. Seymour, Arthur G. Epker, III, and PAR Investment Partners, L.P. (incorporated by reference to Exhibit 99.3 to the Form 8-K of the Issuer filed with the Securities and Exchange Commission on April 3, 2003)

99.2	Joint Filing Agreement between David A. Finley, Roger Noall, Christopher K. Poole, Alan Rich, William G. Seymour, Arthur G. Epker, III, and PAR Investment Partners, L.P. dated April 2, 2003

99.3	Power of Attorney of David A. Finley dated April 2, 2003

99.4	Power of Attorney of Roger Noall dated April 2, 2003

99.5	Power of Attorney of Christopher K. Poole dated April 2, 2003

99.6	Power of Attorney of Alan Rich dated April 2, 2003

99.7	Power of Attorney of William G. Seymour dated April 2, 2003

99.8	Power of Attorney of Arthur G. Epker, III dated April 2, 2003

99.9	Power of Attorney of PAR Investment Partners, L.P. dated April 2, 2003